
Mail Stop 4720

November 20, 2015

Via E-mail
Mr. Carter J. Ward
Chief Financial Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647

>   **Re: Elite Pharmaceuticals, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2015**
>   **Filed June 15, 2015**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2015**
>   **Filed August 10, 2015**
>   **Form 10-Q/A for the Quarterly Period Ended September 30, 2015**
>   **Filed November 10, 2015**
>   **File No. 001-15697**

Dear Mr. Ward:

We have reviewed your October 26, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2015 letter.

Form 10-K for the Fiscal Year Ended March 31, 2015

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page F-11

1. Refer to our prior comment 2. Please revise your proposed disclosures to discuss your allocation of arrangement consideration to the separate units of accounting. In this regard, revise your policy that indicates that revenue is recognized when "fair value can be determined" to indicate that arrangement consideration is allocated at the inception of

Mr. Carter J. Ward
Elite Pharmaceuticals, Inc.
November 20, 2015
Page 2

the arrangement based on relative selling prices. See ASC 605-25-30-2. Include a discussion of the significant factors, inputs, assumptions and methods used to determine selling price for the significant deliverables under multiple-element revenue arrangements, including whether the determination was based on vendor-specific objective evidence, third party evidence or best estimate of selling price. Refer to ASC 605-25-50-2(e).

Note 4 – Intangible Assets, page F-14

2. Refer to your response to our prior comment 3. It appears that your direct experience with the products related to your ANDA's is limited, with four products launched during 2015. Please provide your analysis of known or foreseeable obsolescence, demand, competition or other economic factors that would support your assertion that the ANDA's have indefinite lives. Include in your response the date of FDA approval for the branded product the ANDA is based on, the date the product became generic, the treatment indication, and other factors supporting your conclusions. Also, please confirm whether any capitalized patent costs are related to the ANDA assets.

Note 20 – Concentrations, page F-32

3. Refer to your response to our prior comment 7. It appears that your revenue related to NDA's is due to the Epic Collaborative Agreement and that you do not currently have any NDA product sales. Please provide us proposed disclosure to be included in future periodic reports of your revenue by product or group of products as required by ASC 280-10-50-40, or explain to us why it is impractical to do so. Additionally, please revise your proposed disclosure to clarify whether you manage your business as one segment or if the disaggregation of revenues between NDA and ANDA products represents two reportable segments.

Note 22 – Related Party Transaction – Manufacturing and License Agreement with Epic Pharma LLC, page F-34

4. Refer to your response to our prior comment 8. Notwithstanding your receipt of confidential treatment for specific rates used to calculate your license fees under your license, manufacturing and development agreements, investors are entitled to an understanding of the material terms of each of your material agreements. Please revise your disclosure to provide a range of potential rates for the license fees the parties may be obligated to pay under these agreements. Please ensure that your disclosed range is within a ten per-cent range (e.g. "10-20%", "single-digits", "twenties", as applicable). Please note that we are requesting disclosure of the range of potential license fees not disclosure of specific rates.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Notes to Condensed Consolidated Financial Statements
Note 12 – Collaborative Agreement with Epic Pharma LLC, page F-12

5. Refer to your response to our prior comment 9. Please address the following additional comments:
   - Tell us why you do not appear to identify the exclusive license to market and sell ELI-200 in the U.S. as a deliverable under your agreement with Epic.
   - Tell us whether this license was conveyed to Epic upon execution of the agreement on June 4, 2015 and, if not, tell us when the license was or will be conveyed.
   - Although your prior research and development activities associated with ELI-200 reasonably contributed to the value inherent in the rights to ELI-200 and your ability to license these rights to Epic, explain how the past research and development activities are a deliverable and have standalone value to Epic. In this regard, as Epic only has license rights to market and sell ELI-200 it appears that the license rights are dependent upon the success of your future development services.
   - Tell us whether and how Epic can exploit its license rights prior to regulatory approval of ELI-200. Tell us whether Epic can sell its license to someone else or whether it can sublicense the rights.
   - Provide us proposed revised disclosure to be included in future periodic reports that describes your accounting for the agreement in accordance with ASC 605-25. Disclose the significant deliverables within the arrangement, the timing of delivery, the performance provisions, and whether and how separate units of accounting were identified as stipulated in ASC 605-25-50-2. In that regard, your current disclosure appears to follow disclosure requirements of ASC 605-28.

Form 10-Q/A for the Quarterly Period Ended September 30, 2015

Notes to Condensed Consolidated Financial Statements
Note 12 – Reclassification of Convertible Preferred Shares, page F-13

6. We acknowledge your response to our prior comments 4 and 5 and note the change of accounting highlighted in this footnote. Your change in accounting for your convertible preferred shares represents the correction of an error rather than a reclassification as a reclassification is limited to changing from one generally accepted presentation to another. As a result, please address the following:
   - Please file an Item 4.02 Form 8-K highlighting the restatement of your March 31, 2015 Form 10-K and Forms 10-Q for the quarterly periods ended September 30, 2014, December 31, 2014 and June 30, 2015 or explain to us why such filings are not required.
   - Please file amendments to your March 31, 2015 Form 10-K and Forms 10-Q for the quarterly periods ended September 30, 2014, December 31, 2014 and June 30, 2015 reflecting the restatement of your financial statements.

- For each of the amendments identified in the previous bullet point, please ensure you label each column in your basic financial statements that reflect restated amounts as being "restated."
- Please file an amendment to your September 30, 2015 Form 10-Q to include disclosure of the impact to the June 30, 2015 financial statements as required by ASC 250-10-50-11.
- Please have your auditors update their opinion on the audit of your March 31, 2015 and 2014 financial statements included in your amended Form 10-K for March 31, 2015.
- In each of the amendments identified above, please ensure you address the following:
  - Revise your disclosure to indicate that you carry your convertible preferred stock at the maximum redemption amount not its fair value and that the associated change in carrying value is not a change in fair value. Also, indicate that increases in redemption value are charged to retained earnings or to additional paid-in capital in the absence of retained earnings. See ASC 480-10-S99-3A.14.
  - Disclose the terms, preferences and conversion features of your convertible preferred stock as originally requested in our prior comment 4.
  - Revise your report on internal controls over financial reporting to address the cause of the restatement for the periods presented.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance